Hamilton, Cavanaugh & Associates, Inc.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NO. 8-46982

FOR THE YEAR ENDED
DECEMBER 31, 2018

(with Report of Registered Independent Public Accounting Firm)

PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 046982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2018___ AND ENDING ___12/31/2018___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hamilton Cavanaugh & Associates, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. Broadway
                                        (No. and Street)

White Plains	NY	10603-2408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lindsay Hamilton   (941) 761-6110
                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
                        (Name -- if individual, state last, first, middle name)

2571 Bagylos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)   *Potential persons who are to respond to the collection of information
                          contained in this form are not required to respond unless the form displays
                          a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____Lindsay Hamilton_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Hamilton Cavanaugh & Associates, Inc._____ , as of _____December 31_____ ,20 18___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

AMELIA M ESTRELLA
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20114032972
MY COMMISSION EXPIRES JUN 6, 2019

_____
Signature

General Counsel + Chief Compliance Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss)
[ ] (d) Statement of Changes in Financial Condition
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Exemption from SEA Rule 15c3-3

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Hamilton Cavanaugh & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hamilton Cavanaugh & Associates, Inc.'s management. Our responsibility is to express an opinion on Hamilton Cavanaugh & Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Cavanaugh & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Hamilton Cavanaugh & Associates, Inc.'s auditor since 2014.

Bethlehem, Pennsylvania

February 28, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Hamilton, Cavanaugh & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS
Cash	$	126,426
Receivable from broker-dealers and plan sponsors		65,229
Receivable from customers		81,492
Property and equipment, less accumulated depreciation		123,041
Other assets		32,258
TOTAL ASSETS	$	428,446

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Notes payable	$	100,072
Payable to affiliate		3,032
Accounts payable and accrued expenses		65,805
TOTAL LIABILITIES		168,909

STOCKHOLDER'S EQUITY
Common stock, no par value	
200 shares authorized,	
Issued and outstanding	16,000
Retained earnings	243,537
TOTAL STOCKHOLDER'S EQUITY	259,537
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 428,446

The accompanying notes are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Hamilton, Cavanaugh & Associates, Inc. (the "Company"), a New York State corporation, is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is engaged in the sale of variable annuities and mutual funds.

INCOME TAXES

The Company is organized as an S corporation under the applicable provisions of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2015 through the present are subject to examination by the taxing authorities.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE FROM CONTRACTS WITH CUSTOMERS

On January 1, 2018, the Company adopted ASC Topic 606, "Revenue from Contracts with Customers" using the full retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 2: PROPERTY AND EQUIPMENT

Depreciation is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Equipment	5 – 7
Fixtures	7
Autos	5

At December 31, 2018:

Equipment	$ 471,826
Fixtures	120,886
Autos	262,957
Subtotal	855,669
Accumulated depreciation	(732,628)
Property and equipment, less accumulated depreciation	$ 123,041

NOTE 3: CREDIT AND MARKET RISK

The Company maintains its cash balances at one financial institution. The Federal Deposit Insurance Company (FDIC) insures up to $250,000 of deposits maintained in non-interest-bearing transaction accounts at any member financial institution. At December 31, 2018, the Company had no uninsured balance at a financial institution.

NOTE 4: CONCENTRATION OF CUSTOMER REVENUES AND RECEIVABLES

For the year ended December 31, 2018, five customers accounted for 85% of the Company's accounts receivable. Three customers accounted for 64% of the Company's revenue.

NOTE 5: NOTES PAYABLE

As of December 31, 2018:

Great America Financial services, collateralized by equipment, due in monthly payments of $1,188, including interest at 10.50%, through October 2022	$ 44,006
Current maturities	(10,102)
Long-term notes payable	$ 33,904

Principal payments on notes payable are due as follows, for years ended December 31:

2019	10,102
2020	11,216
2021	12,454
2022	10,234
	$ 44,006

As of December 31, 2018:

Bank of America, collateralized by equipment, due in monthly payments of $1,464, including interest at 4.99%, through June 2022	$	56,066
Current maturities		(15,164)
Long-term notes payable	$	40,902

Principal payments on notes payable are due as follows, for years ended December 31:

2019	15,164
2020	15,933
2021	16,752
2022	8,217
	$ 56,066

NOTE 6: COMMITMENTS AND CONTINGENCIES

Lease expense for certain office equipment for the year ended December 31, 2018 was $17,967 and is included in occupancy and equipment expense.

NOTE 7: RELATED PARTY TRANSACTIONS

All related parties are controlled by the stockholder of the Company. Related party transactions for the year ended December 31, 2018 are as follows:

Pursuant to an Expense Sharing Agreement the Company received $133,961, from Aspire Advisors, Inc. ("Aspire"), a related company, for certain services provided to the related company. Company policy is to record the receipts as a reduction of expense. The expense reductions received from Aspire for the year ended December 31, 2018 were:

Compensation and benefits	$	27,906
Insurance		27,667
Occupancy and equipment		55,333
Other expenses		23,055
Expense Sharing Agreement receipts	$	133,961

As of December 31, 2018, the Company has a payable of $3,032 due to Aspire.

The Company paid $120,000 to Hamilton Cavanaugh, LLC, a related company, for office space utilized by the Company.

The Company paid $7,006 to Hamilton Cavanaugh, Inc., a related company, for an auto utilized by the Company.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2018 the Company had net capital of ($7,836) which was $19,097 below its required net capital of $11,261. The Company's ratio of aggregate indebtedness to net capital was -21.56 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.